DEMETER MANAGEMENT CORPORATION

(A Wholly-Owned Subsidiary of Morgan Stanley)

Independent Auditors’ Report

Statements of Financial Condition as of

November 30, 2007 and 2006

DEMETER MANAGEMENT CORPORATION

(A Wholly-Owned Subsidiary of Morgan Stanley)

Table of Contents

Page
Independent Auditors’ Report	1

Statements of Financial Condition as of November 30, 2007 and 2006	2

Notes to Statements of Financial Condition	3-6

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Demeter Management Corporation:

We have audited the accompanying statements of financial condition of Demeter Management Corporation (the “Company”), a wholly-owned subsidiary of Morgan Stanley, as of November 30, 2007 and 2006. These statements of financial condition are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of the Company at November 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 20, 2008

Member of
Deloitte Touche Tohmatsu

DEMETER MANAGEMENT CORPORATION

(A Wholly-Owned Subsidiary of Morgan Stanley)

Statements of Financial Condition

November 30, 2007 and 2006

	2007	2006
Assets
Investments in affiliated partnerships	$56,189,704	$34,589,190
Deferred income taxes	837,344	983,755

Total Assets	$57,027,048	$35,572,945

Liabilities and Stockholder’s Equity
Liabilities:
Payable to Parent	$39,363,436	$25,992,736
Accrued expenses	23,551	8,705

Total Liabilities	39,386,987	26,001,441

Stockholder’s equity:
Common stock, no par value:
Authorized 1,000 shares; outstanding 100 shares at stated value of $500 per share	50,000	50,000
Additional paid-in capital	330,100,000	330,100,000
Retained earnings	17,490,061	9,421,504

	347,640,061	339,571,504
Less: Notes receivable from Parent	(330,000,000)	(330,000,000)

Total Stockholder’s Equity	17,640,061	9,571,504

Total Liabilities and Stockholder’s Equity	$57,027,048	$35,572,945

See notes to statements of financial condition.

DEMETER MANAGEMENT CORPORATION

(A Wholly-Owned Subsidiary of Morgan Stanley)

Notes to Statements of Financial Condition

For the Years ended November 30, 2007 and 2006

Note 1 – Introduction and Basis of Presentation

Demeter Management Corporation (“Demeter”) is a wholly-owned subsidiary of Morgan Stanley (“Morgan Stanley” or “Parent”).

Demeter currently manages the following commodity pools (collectively, the “Commodity Pools”) as sole general partner: Morgan Stanley Cornerstone Fund II L.P., Morgan Stanley Cornerstone Fund III L.P., Morgan Stanley Cornerstone Fund IV L.P., Morgan Stanley Diversified Futures Fund L.P., Morgan Stanley Diversified Futures Fund III L.P., Morgan Stanley Principal Plus Fund L.P., Morgan Stanley Principal Plus Fund Management L.P., Morgan Stanley Portfolio Strategy Fund L.P., Morgan Stanley Spectrum Currency L.P., Morgan Stanley Spectrum Global Balanced L.P., Morgan Stanley Spectrum Strategic L.P., Morgan Stanley Spectrum Technical L.P., Morgan Stanley Spectrum Select L.P., Morgan Stanley/Chesapeake L.P., Morgan Stanley/JWH Futures Fund L.P., Morgan Stanley Charter Campbell L.P., Morgan Stanley Charter Aspect L.P., Morgan Stanley Charter Graham L.P., Morgan Stanley Charter WCM L.P., Morgan Stanley Strategic Alternatives, L.P. (“SAFLP”), Morgan Stanley/Mark J. Walsh & Company L.P., Morgan Stanley Managed Futures LV, L.P. (“Profile LV”), Morgan Stanley Managed Futures MV, L.P. (“Profile MV”), and Morgan Stanley Managed Futures HV, L.P. (“Profile HV” and together with Profile LV and Profile MV, the “Profile Series”).

Each of the Commodity Pools is a limited partnership organized to engage in the speculative trading of commodity futures contracts, forward contracts on foreign currencies, and other commodity interests.

Demeter currently is the trading manager for the following funds: Morgan Stanley Strategic Alternatives L.L.C. (“SAFLLC”) and Morgan Stanley Japan Managed Futures L.L.C. (“JMFLLC”).

Effective August 1, 2007, Demeter currently is the trading manager for the following trading companies (together with SAFLLC and JMFLLC, the “Trading Companies”):

Morgan Stanley Managed Futures Altis I, LLC

Morgan Stanley Managed Futures Aspect I, LLC

Morgan Stanley Managed Futures BHM I, LLC

Morgan Stanley Managed Futures Chesapeake I, LLC

Morgan Stanley Managed Futures Cornerstone I, LLC

Morgan Stanley Managed Futures DKR I, LLC

Morgan Stanley Managed Futures Kaiser I, LLC

Morgan Stanley Managed Futures Transtrend I, LLC

Morgan Stanley Managed Futures Transtrend II, LLC

Morgan Stanley Managed Futures WCM I, LLC

Each of the Trading Companies is a limited liability company organized to engage in the speculative trading of commodity futures contracts, forward contracts on foreign currencies, and other commodity interests.

Effective July 20, 2006, Dean Witter Portfolio Strategy Fund L.P., Dean Witter Principal Plus Fund L.P., Dean Witter Diversified Futures Fund Limited Partnership, and Dean Witter Diversified Futures Fund III L.P., changed their names to Morgan Stanley Portfolio Strategy Fund L.P., Morgan Stanley Principal Plus Fund L.P., Morgan Stanley Diversified Futures Fund L.P., and Morgan Stanley Diversified Futures Fund III L.P., respectively.

Effective July 21, 2006, Dean Witter Cornerstone Fund II, Dean Witter Cornerstone Fund III, and Dean Witter Cornerstone Fund IV, changed their names to Morgan Stanley Cornerstone Fund II L.P., Morgan Stanley Cornerstone Fund III L.P., and Morgan Stanley Cornerstone Fund IV L.P., respectively.

Effective October 5, 2006, Dean Witter Principal Plus Fund Management L.P. changed its name to Morgan Stanley Principal Plus Fund Management L.P.

Effective October 13, 2006, Morgan Stanley Charter Millburn L.P. changed its name to Morgan Stanley Charter WCM L.P.

Effective October 16, 2006, Morgan Stanley Charter MSFCM L.P. changed its name to Morgan Stanley Charter Aspect L.P.

At July 31, 2006, Dean Witter World Currency Fund L.P. terminated trading in accordance with its Limited Partnership Agreement. The final distribution of its assets was made on August 14, 2006. The final dissolution of the partnership was completed on October 5, 2006.

In July 2006, Demeter elected to withdraw as general partner from Dean Witter Diversified Futures Fund II L.P. and Dean Witter Multi-Market Portfolio L.P. which subsequently terminated trading as of August 31, 2006, in accordance with each partnership’s respective Limited Partnership Agreement. Final distributions for each partnership’s assets were made on November 14, 2006. The final dissolution of each partnership was completed on December 29, 2006 and December 26, 2006, respectively.

Effective January 31, 2007, Morgan Stanley Alternative Managed Futures Limited terminated trading in accordance with its Limited Liability Articles of Association.

The statements of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

Note 2 – Summary of Significant Accounting Policies

Income Taxes

Income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and the income tax basis of assets and liabilities, using enacted tax rates and laws that will be in effect when such differences are expected to reverse.

New Accounting Developments

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN 48 became effective for Demeter as of January 1, 2007. Demeter is currently assessing the impact of the adoption on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for Demeter as of January 1, 2008. The impact to Demeter’s financial statements, if any, is currently being assessed.

Note 3 – Investments in Affiliated Partnerships

The limited partnership agreement of each Commodity Pool requires Demeter to maintain a general partnership interest in each Commodity Pool, generally in an amount equal to, but not less than, 1 percent of the aggregate capital contributed to the Commodity Pool by all partners. Demeter is not required to maintain any investment in Profile LV, Profile MV, or Profile HV.

The total assets, liabilities, and partners’ capital of all the Commodity Pools (not including SAFLP) and Trading Companies (not including JMFLLC) managed by Demeter at November 30, 2007 and total assets, liabilities, and partners’ capital of all the Commodity Pools (not including SAFLP) managed by Demeter at November 30, 2006 were as follows:

	2007	2006
Total assets	$2,990,583,727	$3,227,905,143
Total liabilities	73,904,800	75,368,674

Total partners’ capital	$2,916,678,927	$3,152,536,469

Demeter’s investments in such Commodity Pools and Trading Companies are valued using the Net Asset Value of the underlying entities, as defined in the limited partnership agreements of such Commodity Pools and operating agreements of such Trading Companies, which approximates fair value.

Demeter has invested seed capital directly in all of the Trading Companies, except for SAFLLC and JMFLLC. Demeter’s investment will be equal to any amount it deems necessary for a trading advisor to effectively trade its trading program applicable to a Trading Company. Demeter may redeem all or a portion of its investment at its sole discretion without notice to the limited partners of the Profile Series once it believes a sufficient amount of assets have been raised from limited partners of the Profile Series to sustain each trading advisor’s trading program. All seed capital investments by Demeter in the Trading Companies (not including SAFLLC and JMFLLC) will participate on the same terms as the investments made by the Profile Series in the Trading Companies (not including SAFLLC and JMFLLC) except it will not be subject to any ongoing Placement Agent Fee charged at the Profile Series level.

Note 4 – Payable to Parent

The Payable to Parent is primarily for net amounts due for the purchase and sale for funding Demeter’s investments, as needed for Demeter to meet the net worth requirements described in Note 5, and for income tax and other payments made by Morgan Stanley on behalf of Demeter.

Note 5 – Net Worth Requirement

At November 30, 2007 and 2006, Demeter held non-interest bearing notes from its Parent that were payable on demand. These notes were received in connection with additional capital contributions aggregating $330,000,000 at November 30, 2007 and 2006.

The limited partnership agreement of each Commodity Pool, requires Demeter to maintain its net worth at an amount not less than 10% of the capital contributions by all partners in such Commodity Pool and each other commodity pool in which Demeter is the general partner (15% or $250,000, whichever is less if the capital contributions to any limited partnership are less than $2,500,000).

In calculating this requirement, Demeter’s interests in each limited partnership and any amounts receivable from or payable to such partnerships are excluded from net worth. Notes receivable from Parent are included in net worth for purposes of this calculation. It is the Parent’s intent to ensure that Demeter maintains the net worth required by the limited partnership agreements.

Note 6 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, current taxes payable are due to Morgan Stanley. The Company accounts for its own deferred tax assets and liabilities. Deferred income taxes are primarily attributable to unrealized gains or losses related to partnership investments.

Note 7 – Subsequent Events

Effective January 2, 2008, Morgan Stanley Managed Futures Kaiser I, LLC commenced using Calyon Financial Inc. (“Calyon”) as its primary commodity broker.

Effective January 2, 2008, Calyon changed its name to Newedge Financial Inc. as part of the merger with Calyon and Fimat Group.

Effective February 29, 2008, Demeter terminated the management agreement by and among Demeter and Morgan Stanley Managed Futures Cornerstone I, LLC.